UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                               Immunex Corporation
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   45252810 2
                                 (CUSIP Number)

                           LOUIS L. HOYNES, JR., ESQ.
                  Executive Vice President and General Counsel
                       American Home Products Corporation
                      5 Giralda Farms, Madison, N.J. 07940
                                 (973) 660-5000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 31, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45252810 2

1.      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        American Home Products Corporation ("Parent")
        Tax I.D. 13-2526821

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)  N/A
        (b)

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

        WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

        [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER

        -0-

8.      SHARED VOTING POWER

        283,878,088

9.      SOLE DISPOSITIVE POWER

        -0-

10.     SHARED DISPOSITIVE POWER

        283,878,088

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        283,878,088

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        54.7%

14.     TYPE OF REPORTING PERSON*

        CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45252810 2

1.      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MDP Holdings, Inc.("MDP") Tax I.D. 22-3187914

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)  N/A
        (b)

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

        WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

        [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER

        -0-

8.      SHARED VOTING POWER

        225,108,991

9.      SOLE DISPOSITIVE POWER

        -0-

10.     SHARED DISPOSITIVE POWER

        225,108,991

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        225,108,991

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        43.4%

14.     TYPE OF REPORTING PERSON*

        CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45252810 2

1.      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Lederle Parenterals, Inc. ("LPI")
        Tax I.D. 22-2132271

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)  N/A
        (b)

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

        WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

        [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER

        -0-

8.      SHARED VOTING POWER

        43,225,056

9.      SOLE DISPOSITIVE POWER

        -0-

10.     SHARED DISPOSITIVE POWER

        43,225,056

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        43,225,056

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.3%

14.     TYPE OF REPORTING PERSON*

        CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     The Statement on Schedule 13D, dated December 1, 1994 (the "Original Statement"), filed by American Home Products Corporation, a Delaware corporation ("Parent" or "Reporting Person"), and on behalf of AC Acquisition Corp., a Delaware corporation, as amended by Amendment No. 1, dated November 2, 1995 ("Amendment No. 1"), Amendment No. 2, dated November 3, 1995 ("Amendment No. 2"), Amendment No. 3, dated November 15, 1995 ("Amendment No. 3"), Amendment No. 4, dated April 23, 1999 ("Amendment No. 4"), Amendment No. 5, dated May 20, 1999 ("Amendment No. 5"), Amendment No. 6, dated August 6, 1999 ("Amendment No. 6"), Amendment No. 7, dated June 23, 2000 ("Amendment No. 7"), Amendment No. 8, dated August 9, 2000 ("Amendment No. 8") and Amendment No. 9, dated October 20, 2000 ("Amendment No. 9") is hereby further amended by this Amendment No. 10, dated November 1, 2000 ("Amendment No. 10") to reflect certain changes in the information previously filed relating to the outstanding Common Stock, $.01 par value (the "Common Stock"), of Immunex Corporation, a Washington corporation ("Immunex" or "Issuer"), which has its principal executive offices at 51 University Street, Seattle, WA 98101.

NOTE: The percentage ownership calculations included in this Amendment No.
10 used 503,686,206 shares of Immunex Common Stock outstanding as of September 30, 2000, as certified by Immunex in the most recent quarterly notice to Parent as required under the Governance Agreement, plus 15,544,041 shares of Immunex Common Stock which became outstanding upon conversion of the Note (defined below).

     Item 4 is hereby amended by adding the following language:

     On October 31, 2000, Parent delivered and Immunex accepted a conversion notice (attached hereto as Exhibit XIII and is incorporated herein by reference, the "Conversion Notice") which enclosed the $450 Million 3% Convertible Subordinated Note due 2006 (the "Note"), pursuant to which Parent irrevocably exercised its option to convert the entire principal amount of the Note into shares of Immunex Common Stock in accordance with the terms of the Note Purchase Agreement referred to in the Note. This conversion was effected (i) in preparation for the pending primary and secondary public offerings previously disclosed and (ii) in furtherance of the planned significant facilities development project by Immunex in Seattle.

     Item 5 is hereby amended by adding the following language:

     On October 31, 2000, Parent elected to convert the entire principal amount of the $450 million Note into 15,544,041 newly issued shares of Immunex Common Stock. These shares had been reported as beneficially owned since Parent previously had the option to convert the Note into shares of Immunex Common Stock. As of October 31, 2000, Parent, together with its wholly-owned subsidiaries, holds 283,878,088 shares of Immunex Common Stock. Parent's percentage of beneficial ownership of Immunex Common Stock is equal to 54.7%. MDP holds a total of 225,108,991 shares of Common Stock in its name (equal to 43.4%) and LPI holds 43,225,056 shares of Common Stock in its name (equal to 8.3%). Parent and MDP share voting and dispositive power over the shares of Common Stock held of record by MDP. Parent and LPI share voting and dispositive power over the shares of Common Stock held of record by LPI.

     Item 5(c) is hereby amended by adding the following language:

    On October 31, 2000, Parent converted the entire $450 million principal amount of the Note into 15,544,041 newly issued shares of Immunex Common Stock at a price per share of $28.95 pursuant to the Note and the Note Purchase Agreement.

     Item 6 is hereby amended by adding the following language:

     On October 31, 2000, Parent delivered the Conversion Notice attached hereto as Exhibit XIII which is incorporated herein by reference pursuant to which Parent elected to convert the entire principal amount of the Note into shares of Immunex Common Stock.

     Item 7 is hereby amended by adding the following language at the end of
Item 7:

     Exhibit XIII - Conversion Notice, dated October 30, 2000, delivered to Immunex on October 31, 2000, surrendering the Note for conversion into Immunex Common Stock.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2000

                                            AMERICAN HOME PRODUCTS CORPORATION


                                            By:  /s/ Louis L. Hoynes, Jr.
                                            Louis L. Hoynes, Jr.
                                            Executive Vice President &
                                            General Counsel